UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Tokyo Lease Kabushiki Kaisha

(Name of Subject Company)

Tokyo Leasing Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Century Leasing System, Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Century Leasing System, Inc.

Attn.: Yoichi Ogawara

Manager

Corporate Planning & Administration Division

World Trade Center Building, 4-1, Hamamatsu-cho 2-chome

Minato-ku, Tokyo 105-6110, Japan

(phone number: +81-3-3435-4409)

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I –– INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release, dated January 23, 2009, of Century Leasing System, Inc. (“Century Leasing”) and Tokyo Leasing Co., Ltd. (“Tokyo Leasing”) regarding the execution of a merger agreement between Century Leasing and Tokyo Leasing.

(b)	Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II –– INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Century Leasing System, Inc. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Century Leasing System, Inc.

By:	/s/ Takao Arai
Name:	Takao Arai
Title:	President & CEO

Date: January 23, 2009

Exhibit 1

[Translation]

January 23, 2009

To Whom It May Concern:

Company Name:	Century Leasing System, Inc.
Representative:	Takao Arai, President & CEO
Code Number:	8439, First Section of Tokyo Stock Exchange
Contact:	Seigo Saito, Director & Managing Executive Officer
Telephone:	03-3435-4409

Company Name:	Tokyo Leasing Co., Ltd.
Representative:	Shunichi Asada, President & CEO
Code Number:	8579, First Section of Tokyo Stock Exchange
Contact:	Takeshi Honda, Managing Executive Officer
Telephone:	03-5209-6710

Notice of Execution of Merger Agreement

between Century Leasing System, Inc. and Tokyo Leasing Co., Ltd.

Century Leasing System, Inc. (Representative: Takao Arai, President & CEO; “Century Leasing System”) and Tokyo Leasing Co., Ltd. (Representative: Shunichi Asada, President & CEO; “Tokyo Leasing”) hereby announce that both companies have entered into a master agreement dated September 29, 2008 (the “Master Agreement”), relating to a merger that will be entered into in a spirit of equality between the companies (the “Merger”), and have carried out discussions towards executing the merger. Century Leasing System and Tokyo Leasing have now finally agreed to execute the Merger with a scheduled effective date of April 1, 2009, and the companies have executed a merger agreement dated January 23, 2009 (the “Merger Agreement”), after approval was obtained at board of directors meetings that both companies separately convened today.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Details

1. Purpose of Merger

During a period of increasingly fierce competition from businesses both in and outside the industry, Japan’s leasing industry faces a period of significant upheaval, including as a result of disruption to international financial and capital markets triggered by events in the United States, reduced incentive to invest in infrastructure caused by a loss of business confidence, and the recent implementation of new leasing accounting standards. On a month-by-month basis leasing volumes of the whole industry have decreased, comparing such values from June 2007 as against values in the same month in 2008.

At the same time, there is healthy demand for outsourcing services that relate to product lifecycles from adoption to disposal and high demand especially among small and mid-sized businesses for stable financing, and society expects leasing companies to have the ability to respond to a diversifying range of client needs, as well as the ability to develop sophisticated products, propose solutions, provide information and perform other similar functions.

With this business climate in mind, Century Leasing System and Tokyo Leasing entered into the Master Agreement dated September 29, 2008, after determining that the Merger is the best option from a mid- to long-term perspective, based on the idea that restructuring their businesses to have a global competitive edge and proceeding with expansion of their business scale and strengthening of their operational base will lead to improved market competitiveness and an expanded revenue base, and contribute to improved corporate value and maximized shareholder value. Century Leasing System and Tokyo Leasing have now come to a final understanding and executed the Merger Agreement as a result of carefully discussing and deliberating the Merger in accordance with the Master Agreement, including through the jointly-established Merger Preparation Committee, taking into account a variety of factors including the business conditions of both companies and changes in the social economic climate.

After the Merger, the new corporation will become one of the top leasing corporations in the industry with a strong and broad operational base, backed by a diverse range of major shareholders holding important positions in industries such as finance, commerce, and insurance, including Mizuho Financial Group, Inc., Itochu Corporation, Nippon Life Insurance Company, and Asahi Mutual Life Insurance Company. Along with advancing financial services such as leasing, the new corporation will deepen its focus on leasing IT-related equipment, aim to improve its product planning ability by strengthening broad financial and non-financial alliances with trading companies, and to provide products for core client needs. In addition to creating new markets in response to a broad client base that ranges from large businesses to small and mid-sized companies, the new corporation will strengthen its competitiveness globally in response to accelerated expansion overseas by Japanese domestic companies, and it will aim to offer the type of agile and flexible support that only a non-banking institution can supply, with the intention of becoming a comprehensive financial service corporation that provides broad-based solutions. The new corporation will also possess one of the leading group corporations in the auto leasing industry, and by establishing an improved cooperative framework incorporating both the leasing and auto leasing businesses, it will seek to broaden the group’s operational base, and further increase the synergy of the Merger.

The new corporation will strengthen its management culture by efficiently reorganizing Century Leasing System’s and Tokyo Leasing’s substantial client bases, financing capabilities, know-how, and managerial resources; promote the provision of an even more diverse range of products, services, and solutions; and seek new progress and growth.

2. Merger Outline

(1)	Merger Timetable

Board of Directors Meetings for Master Agreement Approval (both companies)	September 29, 2008

Execution of Master Agreement	September 29, 2008

Public Notice of Record Dates for Shareholders Meetings (both companies)	November 19, 2008

Record Date for Shareholders Meetings (both companies)	December 5, 2008

Board of Directors Meetings for Merger Agreement Approval (both companies)	January 23, 2009

Execution of Merger Agreement	January 23, 2009

Shareholders Meetings for Merger Agreement Approval (both companies)	February 25, 2009 (scheduled)

De-listing Date (Tokyo Leasing)	March 26, 2009 (scheduled)

Merger Date (effective date)	April 1, 2009 (scheduled)

The Merger timetable, procedures, and conditions may change in the future through consultation between both companies, if any material event occurs that adversely affects the execution of the Merger while merger procedures are proceeding.

(2)	Merger Method

Although Century Leasing System and Tokyo Leasing will merge in a spirit of equality, in accordance with merger procedures the companies will execute an absorption-type merger, with Century Leasing System as the surviving company, and Tokyo Leasing as the dissolved company.

(3)	Allocation of Shares Relating to the Merger

Company	Century Leasing System (surviving company)	Tokyo Leasing (dissolved company)
Merger Ratio	1	0.85

Notes:	1.	Based on the merger ratio above, Century Leasing System shall issue and allocate 54,499,542 shares of Century Leasing System’s common stock in exchange for 64,117,109 shares of Tokyo Leasing common stock. However, stock will not be allocated and delivered in relation to treasury stock held by Tokyo Leasing (81,891 shares). The above numbers of shares of Tokyo Leasing’s common stock and treasury stock and Century Leasing System’s newly-issued shares of common stock are estimated based on the numbers as of September 30, 2008. These numbers can change in accordance with the numbers of treasury stock of Tokyo Leasing or for other reasons.
	2.	The merger ratio above may change upon agreement through consultation between Century Leasing System and Tokyo Leasing, if a material change occurs to any of the conditions upon which the calculations are based.

(4)	Grounds for Calculation of Allocation of Shares Relating to the Merger

(i)	Basis for Calculation

Century Leasing System has appointed PwC Advisory Co., Ltd. (“PwC Advisory”) and Tokyo Leasing has appointed KPMG FAS Co., Ltd. (“KPMG FAS”) as third party valuation institutions, and both Century Leasing System and Tokyo Leasing have requested these third party valuation institutions to calculate the merger ratio for the Merger. Century Leasing System and Tokyo Leasing each received “Merger Ratio Calculation Reports” to ensure fairness in the calculation of the merger ratio used in the Merger.

Century Leasing System and Tokyo Leasing have discussed and negotiated the merger ratio with reference to the calculations that they have each received from the third party valuation institutions, and have agreed to the merger ratio set out in (3) above.

(ii)	Background to the Calculation

(a)	Century Leasing System

PwC Advisory has used the market share price method as its main basis for calculation, after taking into account that both Century Leasing System and Tokyo Leasing are listed companies and analyzing the individual terms and conditions of the Merger. In addition, PwC Advisory also analyzed the merger ratio by using the comparable company method and the DCF (discounted cash flow) method to produce a multifaceted evaluation. A summary of the results of PwC Advisory’s merger ratio calculations is as follows:

Calculation Method	Merger Ratio (Century Leasing System = 1)
Market share price method	From 0.73 to 0.95
Comparable company method	From 0.63 to 0.87
DCF method	From 0.81 to 0.87

In making calculations by using the market share price method, PwC Advisory took into account recent market trading conditions for shares of both companies, using average closing share prices and volume-weighted averages for the one-month and three-month periods ending on January 22, 2009, and the period from November 10, 2008 (the first business day following the date for reporting second quarter results in the business year ending March 31, 2009, for both companies) until January 22, 2009.

In calculating the merger ratio, PwC Advisory has, in principle, used data received from both companies and publicly available data “as is,” has assumed that these materials and information are accurate and complete, and has not independently verified the accuracy and completeness of the materials and information. PwC Advisory has not independently evaluated, appraised, or assessed either company’s assets or liabilities (including hidden assets and liabilities, and other contingent liabilities), and has not requested any third party institution to conduct such an appraisal or assessment. In addition, PwC Advisory has assumed that each company’s financial projections have been prepared in a reasonable manner and are based on the best projections and determinations available to the managements of both companies at the present time. PwC Advisory’s calculations reflect information and economic conditions that are current as of January 22, 2009.

(b)	Tokyo Leasing

KPMG FAS has analyzed the merger ratio through comprehensive examination using the market share price method, the comparable company method, and the capitalization method, after taking into account that both Century Leasing System and Tokyo Leasing are listed companies and analyzing the individual terms and conditions of the Merger. A summary of the results of KPMG FAS’s merger ratio calculations is as follows:

Calculation Method	Merger Ratio (Century Leasing System = 1)
Market share price method	From 0.73 to 0.95
Comparable company method	From 0.82 to 0.90
Capitalization method	From 0.82 to 0.96

KPMG FAS calculated the merger ratio by the market share price method based on the average closing share prices and the volume-weighted averages of both companies’ common stocks on the Tokyo Stock Exchange for the one-month and three-month periods ending on January 20, 2009.

In calculating the merger ratio, KPMG FAS has assumed that all of the data received from both companies and publicly available data are accurate and complete, and has not independently verified the accuracy and completeness of such data. KPMG FAS has not independently evaluated, appraised, or assessed either company’s assets or liabilities (including hidden assets and liabilities, and other contingent liabilities), and also has not requested any third party institution to conduct such an appraisal or assessment. In addition, KPMG FAS has assumed that each company’s financial projections have been prepared in a reasonable manner and are based on the best projections and determinations available to the managements of both companies at the present time. KPMG FAS’s calculations reflect information and economic conditions that are current as of January 20, 2009.

The results of merger ratio calculations submitted by PwC Advisory and KPMG FAS are not an expression of their opinion concerning the fairness of the merger ratio used in the Merger.

Century Leasing System and Tokyo Leasing respectively referred to PwC Advisory’s and KPMG FAS’s merger ratios, and have carried out prudent discussions. As a result, both companies have reached an agreement that the above-mentioned merger ratio is appropriate.

(c)	Relationships with the Calculation Institutions

Neither PwC Advisory nor KPMG FAS falls under the definition of “related party” provided under Article 15-4 of the Regulation Concerning Terminology, Forms, and Method of Preparation of Consolidated Financial Statements or Article 8, Paragraph 17 of the Regulation for Terminology, Forms and Preparation of Financial Statements, in relation to either Century Leasing System or Tokyo Leasing.

(5)	Handling of Dissolved Company’s Stock Acquisition Rights and Bonds with Stock Acquisition Rights

Not applicable.

(6)	Merger Promotion Framework

Century Leasing System and Tokyo Leasing have established a Merger Preparation Committee in accordance with the Master Agreement, positioning each company’s President and CEO as joint committee chairmen, and officers and staff from both parties individually appointed by the joint committee chairmen as committee members, to smoothly and swiftly carry out merger duties. In addition, the companies have established as a subordinate structure for the Merger Preparation Committee subcommittees based on individual themes such as operations, planning, finance, personnel, and IT-related systems. These subcommittees are comprised of members of the Merger Preparation Committee and other officers and staff from both companies that the joint committee chairmen appoint, and have advanced with preparations for the Merger. Both companies will continue to proceed with final preparations for the Merger through the Merger Preparation Committee.

3. Outline of Merging Parties (as of September 30, 2008)

(1)	Trade name	Century Leasing System, Inc. (surviving company)		Tokyo Leasing Co., Ltd. (company to be dissolved)

(2)	Business details	Leasing, installment sales, operating leasing, and other businesses		Leasing, installment sales, operating leasing, and other businesses

(3)	Date of establishment	July 1, 1969		August 25, 1964

(4)	Location of head office	2-4-1 Hamamatsucho, Minato-ku, Tokyo		6-10-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

(5)	Name and title of representative	Takao Arai, President & CEO		Shunichi Asada, President & CEO

(6)	Capital	JPY 11,867 million		JPY 22,363 million

(7)	No. of shares issued	52,126,000 shares		64,199,000 shares

(8)	Net assets	JPY 60,717 million (end of Sep 2008; consolidated)		JPY 82,423 million (end of Sep 2008; consolidated)

(9)	Total assets	JPY 776,060 million (end of Sep 2008; consolidated)		JPY 1,523,043 million (end of Sep 2008; consolidated)

(10)	End of accounting period	March 31		March 31

(11)	No. of employees	493 (end of Sep 2008; consolidated)		1,241 (end of Sep 2008; consolidated)

(12)	Main clients	Overseas and domestic private corporations in manufacturing and non-manufacturing industries, etc.		Overseas and domestic private corporations in manufacturing and non-manufacturing industries, etc.

(13)	Major shareholders and shareholding ratios	Itochu Corporation	20.13%	Nippon Tochi-Tatemono Co., Ltd.	22.84%
		Nippon Life Insurance Company	9.90%	KSO Corporation	17.75%
		Asahi Mutual Life Insurance Company	7.27%	Nissin Tatemono Co., Ltd.	5.56%
		Seiwa Sogo Tatemono Co., Ltd.	4.91%	Japan Trustee Services Bank, Ltd.
		Mizuho Corporate Bank, Ltd. (As of September 30, 2008)	4.04%	(trust account)	4.83%
				Mizuho Corporate Bank, Ltd.	4.66%
(As of September 30, 2008)

(14)	Major banks	Mizuho Corporate Bank, Ltd., etc.		Mizuho Corporate Bank, Ltd., etc.

(15)	Relationship with other party	Capital ties		Not applicable
		Personnel		Not applicable
		Business relationship		No relationship warranting special mention
Status as a related party

Neither company falls under the definition of “related party” (including consolidated subsidiary) provided under Article 15-4 of the Regulation for Terminology, Forms and Preparation of Consolidated Financial Statements or the definition of “related party” provided under Article 8, Paragraph 17 of the Regulation for Terminology, Forms and Preparation of Financial Statements, in relation to each other.

(16)	Consolidated Business Results for Last 3 Years

	Century Leasing System, Inc. (surviving company)			Tokyo Leasing Co., Ltd. (company to be dissolved)
	Mar. ’06 Results	Mar. ’07 Results	Mar. ’08 Results	Mar. ’06 Results	Mar. ’07 Results	Mar. ’08 Results
Revenues (JPY; millions)	307,057	302,849	307,176	398,052	451,122	435,277
Operating income (JPY; millions)	10,662	10,106	8,835	15,004	17,981	12,662
Ordinary income (JPY; millions)	11,524	11,713	10,215	15,676	18,419	12,144
Current net income (JPY; millions)	7,202	7,586	6,532	12,847	(3,801)	6,717
Current net income per share (JPY)	137.21	145.53	125.31	200.19	(59.28)	104.77
Dividend amount per share (JPY)	20.00	22.00	26.00	18.00	22.00	24.00
Net assets per share (JPY)	964.17	1,051.53	1,102.48	1,157.39	1,011.35	1,081.68

4. Post-Merger Status

(1)	Trade Name

Tokyo Century Lease Kabushiki Kaisha

English name: Century Tokyo Leasing Corporation

(2)	Business Details

Leasing, installment sales, operating leasing, and other businesses

(3)	Location of Head Office

2-4-1 Hamamatsucho, Minato-ku, Tokyo

(Current location of Century Leasing System’s head office)

(4)	Names and Titles of Representatives

Takao Arai, Chairman & CEO, Representative Director (currently President & CEO, Representative Director of Century Leasing System)

Shunichi Asada, President & CEO, Representative Director (currently President & CEO, Representative Director of Tokyo Leasing)

Masahiro Nakagawa, Deputy President, Representative Director (currently Deputy President, Representative Director of Century Leasing System)

Koichi Nakajima, Deputy President, Representative Director (currently Managing Director of Mizuho Securities Co., Ltd.)

Other Directors, Standing Corporate Auditors and Corporate Auditors are as indicated below.

Akihiko Nishimura, Director (currently Director of Century Leasing System)

Tsuneichiro Masaki, Director (currently Director of Century Leasing System)

Hideo Kondo, Director (currently Director of Tokyo Leasing)

Makoto Nogami, Director (currently Director of Tokyo Leasing)

Yasuo Shibuichi, Standing Corporate Auditor (currently Standing Corporate Auditor of Century Leasing System)

Yukio Sekiguchi, Standing Corporate Auditor (currently Standing Corporate Auditor of Century Leasing System)

Mikio Nishimura, Standing Corporate Auditor (currently Standing Corporate Auditor of Tokyo Leasing)

Shigekazu Matsui, Corporate Auditor (currently Corporate Auditor of Century Leasing System)

Masahiko Sumita, Corporate Auditor (currently Corporate Auditor of Century Leasing System)

Shunsuke Wada, Corporate Auditor (currently Corporate Auditor of Century Leasing System)

Tetsuro Ito, Corporate Auditor (currently Standing Corporate Auditor of Tokyo Leasing)

Osamu Saito, Corporate Auditor (currently Director of Tokyo Leasing)

(5)	Capital

JPY 34,230 million (estimated based on the aggregate amount of the capital of both Century Leasing System and Tokyo Leasing as of September 30, 2008)

(6)	Net Assets (Consolidated)

JPY 143,140 million (estimated based on the aggregate amount of the consolidated net assets of both Century Leasing System and Tokyo Leasing as of September 30, 2008)

(7)	Total Assets (Consolidated)

JPY 2,299,103 million (estimated based on the aggregate amount of the consolidated total assets of both Century Leasing System and Tokyo Leasing as of September 30, 2008)

(8)	End of Accounting Period

March 31

(9)	Outline of Accounting Treatment

The accounting treatment of the Merger will be in accordance with the pooling of interest method, and the Accounting Standard for Business Combinations (“Opinion Concerning the Establishment of Accounting Standard for Business Combinations” (Business Accounting Council; October 31, 2003)) and the Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (ASBJ Guidance No.10; November 15, 2007) will be applied.

(10)	Future Outlook

Century Leasing System and Tokyo Leasing are currently deliberating issues such as the post-merger business outlook and the effects on business performance, and will announce the results of these deliberations once they have been determined.

(11)	Financial Instruments Exchange Listing

The common stock of the new corporation after the Merger will continue to be listed on the First Section of the Tokyo Stock Exchange, which is the financial instruments exchange where the common stocks of both Century Leasing System and Tokyo Leasing are currently listed, and the common stock of Tokyo Leasing will be de-listed in accordance with the de-listing standards of the Tokyo Stock Exchange.

(12)	Increase of the Total Number of Authorized Shares

Century Leasing System will amend its articles of incorporation to increase its total number of authorized shares from 168,000,000 shares to 400,000,000 shares, which will become effective on the effective date of the Merger.

(13)	Dividend to Tokyo Leasing’s Shareholders as of March 31, 2009

Tokyo Leasing resolved that, subject to the result of Tokyo Leasing’s Shareholders’ Meeting for Merger Agreement Approval, it will pay dividends from its surplus to the shareholders entered or recorded in Tokyo Leasing’s final register of shareholders as of March 31, 2009 (excluding Tokyo Leasing), at the amount of JPY 14 per share of common stock held, up to a maximum total amount of JPY 898,786,000, instead of declaring a year-end dividend for the fiscal year ending March 31, 2009.